Exhibit 12

Statement re computation of ratios

	Fiscal Years Ended

	2001	2000	1999	1998	1997

Income before income taxes	10,116	9,083	7,323	5,719	4,877
Capitalized interest	(93)	(57)	(41)	(33)	(44)
Minority interest	(129)	(170)	(153)	(78)	(27)
Adjusted profit before tax	9,894	8,856	7,129	5,608	4,806

Fixed Charges
Debt interest	1,095	756	529	555	629
Capital lease interest	279	266	268	229	216
Capitalized interest	93	57	41	33	44
Interest component of rent	714	458	523	477	449
Total fixed expense	2,181	1,537	1,361	1,294	1,338

Profit before taxes and fixed expenses	12,075	10,393	8,490	6,902	6,144

Fixed charge coverage	5.54	6.76	6.24	5.33	4.59

* Does not include the cumulative effect of accounting change recorded by the Company in Fiscal 2000